December 10, 2010

Veronica Castillo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Re: Apollo Investment Corporation (File Nos. 333-170519 and 814-00646)

Dear Ms. Castillo:

We have reviewed the registration statement on Form N-2 of Apollo Investment Corporation ("Fund"), which was filed on November 10, 2010, to register common and preferred shares, warrants, and debt securities under the Securities Act of 1933 ("1933 Act"). The Fund has previously elected to be treated as a business development company under the Investment Company Act of 1940 ("1940 Act"). We have used the captions and page numbers from the "black-lined" copy of the Fund's registration statement that you provided to indicate the sections of the registration statement to which our comments relate. However, you should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Cover Pages

1. If an offering is not successful, please disclose whether investor funds will be promptly returned and whether they will be returned net of sales charges. Please disclose whether an escrow will be used.

2. Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or "junk;" (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

3. Please disclose on the front cover of the base prospectus and the prospectus supplement that the Fund can conduct offerings of its common stock at prices below NAV. Please mention on the front cover the dilution risk created by the Fund's ability to offer shares at prices below NAV. In

addition, please provide a citation to a more detailed discussion of the risks of dilution that should be added to the prospectus summary. This discussion should disclose that continuous below-NAV offerings "off the shelf" may have a negative impact on total returns and could have a negative effect on the market price of the shares.

Prospectus Summary

1. The section, "Apollo Investment," states: "our portfolio is comprised primarily of investments in long-term subordinated debt, referred to as mezzanine debt, and senior secured loans of private middle-market companies…" Similarly, a subsection on page 19 is titled: "we invest primarily in mezzanine debt and senior secured loans…" The subsection, "Investments," on page 59, states, however, that the Fund's "target portfolio will generally more heavily weighted toward mezzanine loans." The financial statements indicate that mezzanine loans exceed senior secured loans by a ratio of approximately 2:1. Please revise the disclosure, throughout the prospectus, to make clear the following: "the Fund's portfolio is comprised primarily of investments in long-term subordinated debt, referred to as mezzanine debt. The Fund also invests in senior secured loans of private middle-market companies…" Please also describe in the prospectus summary the risks of investing primarily in mezzanine loans.

2. The same section also states that "during our fiscal year ended March 31, 2010, we invested $716 million across 5 new and 24 existing portfolio companies, primarily through opportunistic secondary market purchases."

   a) Do "opportunistic secondary market purchases" refer to purchases at a discount from par?

   b) Please inform us about the "secondary market" for the debt securities issued by "private middle market companies," which is also referred to in the "Investments" subsection, on page 59.

   c) Please clarify for us what is meant by "opportunistic secondary market purchases" with respect to "existing portfolio companies." If a portfolio company's loans are trading at attractive prices relative to par, would that difference not be offset by a corresponding decline in the value of the portfolio loans?

   d) How does the Fund account for the amortization of market discount and the accrual of unrealized appreciation on debt securities acquired at a market discount?

   e) Does the Fund make distributions to shareholders attributable to the amortization of market discount? If so, please disclose where the cash comes from.

   f) Does the Fund pay incentive fees to the adviser attributable to the amortization of market discount. If so, please disclose where the cash comes from.

3. Please revise the fifth paragraph of the same section to present the weighted average yields, as of a current date, on the Fund's subordinated debt portfolio, senior secured loan portfolio, and total debt portfolio. Please also describe the composition of the Fund's portfolio, as of a current date, with respect to the types of securities and their relative percentages.

4. With respect to the "Determination of Net Asset Value," discussed on pages 3 and 15:

   a) Please clarify whether the board uses the "independent valuation firm" to assist it with the valuation of every security that would be classified as "Level 2" and "Level 3" assets under FASB Accounting Standards Codification Topic 820 ("Topic 820").

   b) Please identify the independent valuation firm that the Fund uses.

   c) Please inform us whether the board has approved the valuation methodology of the valuation firm that it uses and whether the board also reviews regularly the accuracy of such methodologies. See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

   d) Please explain to us why it is not a conflict of interest for AIM and AGM, or any other firm that has a role in selecting the Fund's investments, to participate in the valuation of those investments.

5. The section, "Dividends on Common Stock," on page 4, states that "we may not be able to maintain the current level of dividend payments, including due to regulatory requirements." Please explain to us what "regulatory requirements" are referred to in this statement?

6. Please disclose whether all quarterly distributions will be made from cash paid, or realized, from the Fund's portfolio investments. If any of these quarterly distributions may include returns of the offering proceeds or of paid-in capital, please add appropriate disclosure.

7. Although the registration statement is being used to register preferred shares, the section "Dividends on Preferred Stock, on page 4, states that the Fund "may issue preferred stock from time to time, although we have no immediate intention to do so." The title of a subsection, on page 14, is: "We may in the future determine to fund a portion of our investment with preferred stock..." Please inform us whether the Fund may issue preferred shares within one year of this registration statement being declared effective. If it may do so please disclose this possibility and include the costs of issuance in the fee table.

8. The section, "Plan of Distribution," on page 5, mentions that the maximum compensation to underwriters or dealers may not exceed 8% of the aggregate offering price of the Fund's securities. Please inform us what the actual sales load is anticipated to be on the Fund's shares.

Fees and Expenses, page 6

1. Please revise the second sentence in the narrative preceding the fee table to state: "we caution you that the percentage indicated for "Other Expenses" in the table below is an estimate and may vary."

2. As the fund accrues unrealized gains, it should also accrue the corresponding incentive fee on capital gains and include this amount for the period with the incentive fee on liquidated capital gains presented in the fee table. Please confirm to us that this amount corresponds to the amount presented in the financial statements.

3. The disclosure, on page 21 states: "We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company's expenses, including management and performance fees." If the expenses incurred indirectly by the Fund as a result of its investments in "other investment companies," including temporary cash transfers to money market funds, exceed 0.01 percent (one basis point) of average net assets, please add the line item, "Acquired Fund Fees and Expenses," to the fee table with an estimate of the expenses. See Instruction 10.a. to Item 3 of Form N-2.

4. Note "4" states that "'net assets attributable to common stock' equal net assets as of March 31, 2010." Net assets attributable to common stock should be the average net assets for the year and not net assets at the end of the year. Please revise the fee calculations based on average net assets for the year.

5. Please move the line item, "interest and other credit facility related expenses on borrowed funds," above the line item, "other expenses."

6. Please provide the supporting calculations for the expenses in the example.

Risks Relating To Our Business and Structure, page 10

1. The disclosure, on page 12, states: the Fund will invest in "original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of payment-in-kind arrangements are included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we do not receive in cash." Please disclose the risks created by investing in OID and market discount instruments, including the following:

   a) The higher interest rates of OID and market discount instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are arguably irrelevant to the adviser, who collects and higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

b) OID and market discount instruments may have unverifiable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c) OID and market discount instruments generally represent a significantly higher credit risk than coupon loans.

d) OID or market discount income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact.

e) In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loans' LTV at a compounding rate.

f) OID and market discount instruments create the risk of non-refundable cash payments to the advisor based on non-cash accruals that ultimately may not be realized.

2. Please disclose the percentage of the Fund's yield and unrealized capital gain that is attributable to OID and market discount.

3. With respect to the subsection, "provisions of the Maryland General Corporation Law…could deter takeover attempts…," on page 17, please provide a representation that the Fund will not amend its by-laws to repeal the exemption from the "Maryland Control Share Acquisition Act" without first seeking the staff's permission to do so, having regard for the provisions of Section 18(i) of the 1940 Act.

Dividends, page 29

Please also show dividends per share for the two quarters ended September 30, 2010.

Selected Financial Data, page 32

Please show the results of operations and the per-share and balance sheet data for the two quarters ended September 30, 2010.

Portfolio and Investment Activity, page 37

1. Wherever the Fund's investments and their yields "at March 31, 2010" are presented, please update the information to a more current date.

2. Please disclose the number and percentage of the Fund's portfolio securities that are currently in default or on non-accrual status or that have payments currently in arrears.

Results of Operations, page 41

Please disclose the Fund's investment income, expenses, net investment income, net realized gains, net realized appreciation, and net increase in net assets from operations for the first two quarters of the Fund's 2011 fiscal year, ended on September 30, 2010.

Liquidity and Capital Resources, page 43

1. With respect to the disclosure about the revolving credit facility, on pages 13 and 43, and "Note 12" to the financial statements, please address the following issues.

   a) Does the revolving credit facility involve a subsidiary set up to hold Fund assets that serve as collateral for loans made under the credit facility? Will portfolio assets be transferred to a subsidiary entity in a sale transaction?

   b) Alternatively, will the collateral assets remain consolidated on the Fund's balance sheet and count for the Fund's asset coverage requirements under the 1940 Act?

   c) In the event of "non-compliance with certain covenants," would the lender have contractual rights to seize Fund assets without adjudication?

2. Please explain to us why the Fund uses its wholly-owned subsidiary, "AIC Holdco," to make investments indirectly through the various AIC Holdco SPVs. Does the Fund use this structure to make investments that it could not make directly? For example, in the case of the total return swap, does the use of a non-investment company subsidiary and non-recourse financing permit the Fund to use leverage that is not counted against its 200% limit? Please revise the disclosure to describe the AIC Holdco structure and its investments in plain English.

Dividends, page 46

Please disclose in the table the dividends paid by the Fund during the first two quarters of the current fiscal year.

Price Range of Common Stock, page 55

Please add to the chart the common stock price ranges for the first two quarters of the Fund's 2011 fiscal year. See Item 8.5.b. of Form N-2.

Apollo Investment, page 57

Please provide the yield and portfolio composition information in this section as of a current date.

Investments, page 59

1. Please provide the portfolio composition information in this section as of a current date, as is done in the "Portfolio Companies" subsection on page 92.

2. Please address the following issues raised by the disclosure in this subsection that the Fund may securitize its portfolio assets. .

   a) Will the SPV be an investment company? In the alternative, will the SPV be deemed not to be an investment company by Rule 3a-7 under the 1940 Act or will relief be sought that permits the SPV to be ignored by means of a "look-through" from the Fund to the SPV's assets? Will the SPV be an eligible portfolio company?

   b) The disclosure states that the securities issued by the SPV will be "investment grade." The Fund's portfolio assets, however, are not generally investment grade. How will the SPV's securities achieve investment grade ratings?

   c) Please disclose that, because of adverse selection in the Fund's portfolio and the residual interests retained on the Fund's balance sheet, to the extent that the Fund engages in securitization investing in its shares will be riskier.

   d) Will the SPV be consolidated in the Fund's financial statements?

   e) Will the securitized assets count for purposes of the Fund's 200% asset coverage requirement?

    f) Will the transfer of portfolio assets to the SPV trigger the realization of their capital appreciation for purposes of the calculation of adviser's capital gain incentive fee?

    g) Please provide us with more information about how the Fund will make the investments referred to in the statement: "we may also invest through special purpose entities or other arrangements, including total return swaps and repurchase agreements, in order to obtain non-recourse financing or for other purposes."

Plan of Distribution, page 151

The disclosure states that "pursuant to the terms of certain applicable registration rights agreements entered into by us, or that we may enter into in the future, certain holders of our securities may resell securities under this prospectus and as described in any related prospectus supplement." Please respond to the following issues raised by this disclosure:

    a) Are there currently any privately-placed shares outstanding, or does the Fund intend to do any private placements, that require the Fund to pay the costs of the resale registration?

    b) Does the Fund's board always make a good faith determination with respect to a commitment by the Fund to pay the expenses of a resale registration?

    c) If the Fund expects to file any resale registrations during the coming year, please include the estimated expenses of these resale registrations in the fee table.

    d) Will the Fund make private placements at a market price below NAV?

    e) If the Fund intends to make private placements, please disclose, where appropriate, the dilution risk created.

    f) Will the Fund's private placements rely on Section 4(2) of the 1933 Act, by means of the Rule 506 safe harbor of Regulation D?

Financial Statements

1. The consent included in the Form N-2 references the audit opinion dated May 26, 2010. Why does the Report of Independent Registered Public Accounting Firm dated May 26, 2010 not contain the statement that securities have been confirmed or physically examined to substantiate their existence? Please refer to the Audit Guide, AAG- INV 11.08.

2. Cash Equivalents at March 31, 2010 were $449,828,000. What is the composition of cash and cash equivalents? Do any of the cash equivalents have associated AFFE?

General

1. We note that portions of the filing are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

3. Please disclose supplementally whether the FINRA has reviewed the underwriting terms and arrangements of the offering.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions about these comments, please call Jim at 202-551-6943 or Christina at 202-551-6963 or e-mail Jim at o'connorj@sec.gov or Christina at diangeloc@sec.gov.

Very truly,

James E. O'Connor   Christina L. DiAngelo
Attorney/Advisor   Accountant